

November 17, 2011

Via E-mail
William Wilson
President and Director
Trident Acquisitions, Inc.
P.O. Box 869
Lake Hopatcong, NJ 07849

> **Re: Trident Acquisitions, Inc.**
> **Amendment No. 3 to Form 10-12g**
> **Filed November 7, 2011**
> **File No. 000-54262**

Dear Mr. Wilson:

We have reviewed your amended filing and response letter each filed November 7, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business

B. Business of Issuer, page 2

1. We have reviewed your response to our prior comment two and we are re-issuing the comment since you have not deleted the due diligence checklist and did not revise your disclosure to include the descriptive language set forth in your response. It appears that you have included a due diligence checklist of items which you intend to request from potential targets on pages 3 through 8. It is not appropriate to include a five page checklist of items as disclosure in your registration statement. In lieu of this checklist, please revise your disclosure remove the due diligence checklist and include the descriptive disclosure set forth in your response.

Risk Factors

"Our officer and directors have limited experience in the management of a public company.," page 11

2. In light of your disclosure that Mr. Wilson has no experience in the management of public companies, please revise your disclosure that "none of our management has not been an officer and or director for a public corporation since 1999 and may be unfamiliar with recent developments in the obligations and responsibilities of officers and directors" to indicate that Mr. Wilson has not been an officer or director for a public corporation and may be unfamiliar with recent developments in the obligations and responsibilities of officers and directors.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 17

3. We are re-issuing prior comment 7 as it relates to Mr. Wilson as the disclosure included on pages 17 has not been revised to address our comment. Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Wilson should serve as a director of the company in light of the company's business and structure. In other words, please expand your disclosure to identify the skills that led to the conclusion to have Mr. Wilson serve as a director.

Current Blank Check Company Experience, page 18

4. Please revise your disclosure on page 18 to reflect the skills and experience of Mr. Wilson individually rather than the previous officers and directors collaboratively given the resignations of Messrs. Farrentino and DeMartinis.

Report of Independent Accounting Firm, page F-1

5. We acknowledge your response to our comment 9 and we reissue our comment. Please have your auditors provide you with a revised audit report that indicates the date of inception which corresponds to the date of inception presented in the audited financial statements (February 6, 2007). The current audit report indicates the date of inception to be October 17, 2005.

6. Please remove the statement "End of Financial Statement Example" that is noted at the top of page 24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director